

September 11, 2012

Via E-mail
Robert M. Dutkowsky
Chief Executive Officer
Tech Data Corporation
5350 Tech Data Drive
Clearwater, Florida 33760

> **Re:** **Tech Data Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 21, 2012**
> **File No. 000-14625**

Dear Mr. Dutkowsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 1A. Risk Factors, page 8

1. In future filings, please ensure that the subcaptions preceding each risk adequately describe the risk. See Item 503(c) of Regulation S-K, and for guidance, refer to Staff Legal Bulletin No. 7A.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 24

2.   We note that your effective tax rate is impacted by the relative mix of earnings and losses within the taxing jurisdictions in which you operate. Tell us your consideration to provide disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates. To the extent that one or two countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 25

3.   We note you have $207.3 million of undistributed earnings of your foreign subsidiaries that you consider to be reinvested indefinitely and for which no taxes have been provided. We further note your disclosures on page 27 where you state that a significant portion of your cash and cash equivalents balance generally resides in your operations outside of the United States. Tell us the amount of cash and cash equivalents and short term investments that were held outside the United States at year-end. Also, tell us your consideration to disclose such amounts and the amounts, if any that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Shareholders' Equity, page 37

4.   We note that you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-12) for Presentation of Comprehensive Income as of January 31, 2012. Consistent with the guidance provided in ASC 220-10-45-14, in future filings please revise the line item in your consolidated statement of shareholders' equity entitled "currency translation adjustment" to "total other comprehensive income" for each period in your statement of shareholders' deficit.

Robert M. Dutkowsky
Tech Data Corporation
September 11, 2012
Page 3

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 39

5.   Please explain further the right of setoff agreements, which covers certain of your book overdrafts and tell us how they support your classification of book overdrafts as a decrease to cash and cash equivalents versus classifying such overdrafts as accounts payable.   Please provide the specific accounting guidance considered. In addition, please provide your analysis which supports management's conclusions that the adjustments were immaterial to the consolidated financial statements for the prior periods.

Note 6. Loss on Disposal of Subsidiary

6.   We note that during fiscal 2012, you closed your in-country commercial operations in Brazil and Columbia. Please provide us with your analysis as to why these operations did not qualify for classification as discontinued operations pursuant to ASC 205-20-45.

Note 8. Income Taxes, page 50

7.   We note that your valuation allowance at both January 31, 2012 and 2011 relates primarily to foreign net loss carryforwards, the majority of which have indefinite carryforward periods. Considering you have generated pre-tax net income from your foreign operations for each of the last five fiscal years, tell us and disclose in future filings how you determined that it is more likely than not that these deferred tax assets will not be realized. In this regard, describe, in reasonable detail, the nature of the positive and negative evidence that you considered to assess the likelihood of realizing the deferred tax assets. Indicate how the positive and negative evidence was weighted. See ASC 740-10-30-17 through 22 for guidance.

Note 13. Commitments and Contingencies

Contingencies, page 57

8.   We note your discussion regarding the matters pending with your European and Brazilian subsidiaries. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for each of these matters, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

Item 11. Executive Compensation, page 62 (Incorporated by Reference from Definitive Proxy
Statement Filed April 20, 2012)

Compensation

Compensation Discussion and Analysis, page 22

9.   In the second paragraph on page 29 you state that performance targets and measurement
        of achievement are calculated using non-GAAP measures. In your response, please
        identify any non-GAAP metrics used in determining compensation and tell us how these
        metrics were calculated from your audited financial statements. See Instructions 1 and 5
        to Item 402(b) of Regulation S-K. In addition, please confirm that you will provide
        conforming disclosure in future filings.

Determination of Compensation for Fiscal 2012, page 31

10.   You state that the performance targets were achieved in a range of 85% to 109.5% and
        therefore resulted in payouts of between 79% and 170%. Although you are not required
        to disclose specific performance target levels, you should include a more detailed
        discussion of your performance against each such target and the resulting impact on each
        named executive officer's compensation. See Items 402(a)(2) and 402(b) of Regulation
        S-K. Please address this in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Jeffery Howells – Tech Data Corporation
         Joe Trepani – Tech Data Corporation